[redacted]

AB* 3/12

09059843

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC Mail Processing Section
Washington, DC
110

SEC FILE NUMBER
8- 66024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DNB NOR MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue -- 31st floor
(No. and Street)

New York (City) NY (State) 10166 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Xie (212)681-3838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 3/19

OATH OR AFFIRMATION

I, Niels P. Lyng-Olsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DnB NOR Markets, Inc, as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

LYNN LING YU
Notary Public - State of New York
No. 01YU6106019
Qualified in Richmond County
My Commission Expires February 23, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DnB NOR Markets, Inc.

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
DnB NOR Markets, Inc.

We have audited the accompanying statement of financial condition of DnB NOR Markets, Inc. ("the Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

February 26, 2009

Ernst + Young LLP

DnB NOR Markets, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 14,165,452
Investment banking and advisory fees receivable, net	3,508,493
Taxes receivable and deferred tax asset	320,689
Fixed assets, at cost (net of accumulated depreciation and amortization of $76,396)	144,275
Prepaid expenses and other assets	67,949
Accrued interest receivable	274
Total assets	18,207,132
Liabilities and stockholder's equity	
Accrued expenses and interest payable	1,944,260
Subordinated borrowings	10,000,000
Total liabilities	11,944,260
Stockholder's equity	
Common stock – $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid in capital	365,366
Retained earnings	5,896,506
Total stockholder's equity	6,262,872
Total liabilities and stockholder's equity	$ 18,207,132

The accompany notes are an integral part of this statement of financial condition.

DnB NOR Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Nature of Operations and Organization

DnB NOR Markets, Inc. (the "Company") is a wholly owned subsidiary of DnB NOR Bank ASA (the "Parent") based in Norway. The Company was formed under the laws of the state of New York on January 10, 2003 as a Corporation. The Parent owns 100% of all membership interest in the Company.

The Company is based in the United States and conducts business from its office in New York City. In 2007, the Company opened a representative office in Houston, Texas. The Company is engaged primarily in rendering merger and acquisition financial advice, advice with respect to other financial transactions, and in offering of securities. The accompanying financial statements may not necessarily be indicative of the condition that may have existed, if the Company had been operated as an unaffiliated entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved as a broker-dealer and began securities operations on December 9, 2003. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the date of purchase to be cash equivalents unless the investments are legally or contractually restricted. Interest on cash equivalents is recognized as revenue when earned. At December 31, 2008, cash equivalents included $14.0 million in a money market fund.

2. Significant Accounting Policies (continued)

Investment banking and advisory fees receivable, net

Investment banking and advisory fees receivable, net include receivables relating to the Company's investment banking and advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis. A valuation allowance was recorded in the amount of $373,932 as of December 31, 2008 for amounts that were deemed uncollectible.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates and Indemnifications

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts. Management believes that the estimates utilized in preparing the Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation on automobiles, equipment, and computer hardware are calculated on a straight-line basis using estimated useful lives of 2 to 4 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvements or the term of the lease.

Fair Value

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximates their carrying value, as such financial instruments are short term in nature.

Accounting Development

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

In February 2008, the FASB issued FASB Staff Position ("FSP") FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-2") which delayed the implementation of FIN 48 for certain non public companies until fiscal years beginning after December 15, 2007. On December 30, 2008, the FASB issued FSP FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, which further delays the effective date of FIN 48, for certain nonpublic enterprises until annual financial statements for fiscal years beginning after December 15, 2008. The Company is eligible for the effective date deferral in FSP FIN 48-3. The Company is currently assessing the impact of FIN 48 on its financial position.

3. Related Party Transactions

On July 15, 2004, the Company entered into a subordinated loan agreement with the Parent. On August 20, 2008, an amendment was made to extend the maturity date to December 31, 2012. The effective date of the agreement is December 31, 2008. The interest rate on the loan is LIBOR plus 50 basis points. As of December 31, 2008, the outstanding amount on this loan was $8.0 million with interest accruing at 1.96%. The loan's carrying value approximates its fair value.

On October 31, 2003, the Company entered into a subordinated loan agreement with the Parent. On August 20, 2008, an amendment was made to extend the maturity date to December 31, 2012. The effective date of the agreement is December 31, 2008. The interest rate on the loan is LIBOR plus 50 basis points. As of December 31, 2008, the outstanding amount on this loan was $2.0 million with interest accruing at 1.96%. The loan's carrying value approximates its fair value.

On October 31, 2003, the Company entered into a subordinated loan agreement with the Parent, in which the Parent granted a credit line of $10.0 million to the Company. On August 20, 2008, an amendment was made to extend the maturity date to December 31, 2012. The effective date of the agreement is December 31, 2008. The interest rate on the outstanding principal is the rate agreed to at the time of drawing. The loan will mature on December 31, 2012. As of December 31, 2008, there was no outstanding balance.

On April 6, 2004, the Company entered into a subordinated loan agreement with the Parent, in which the Parent granted a credit line of $20.0 million to the Company. On August 20, 2008, an amendment was made to extend the maturity date to December 31, 2012. The effective date of the agreement is December 31, 2008. The interest rate on the outstanding principal is the rate agreed to at the time of drawing. The loan will mature on December 31, 2012. As of December 31, 2008, there was no outstanding balance.

On December 4, 2007, the Company entered into a subordinated loan agreement with the Parent, in which the Parent granted a credit line of $80.0 million to the Company. On August 20, 2008, an amendment was made to extend the maturity date to December 31, 2012. The effective date of the agreement is December 31, 2008. The interest rate on the outstanding principal is the rate agreed to at the time of drawing. The loan will mature on December 31, 2012. As of December 31, 2008, there was no outstanding balance.

The loans have been approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule.

3. Related Party Transactions (continued)

The Company has entered into an agreement with the Parent, whereby the Parent provides the Company with shared occupancy and administrative services including payroll, employee benefits, accounting and cash management, financial and credit services, purchasing and/or leasing of equipment, and record storage.

In May 2008, the Company entered into an agreement with the Parent whereby the Company provided advisory services to the Parent in connection with a bond offering of one of the Parent's clients.

4. Fixed Assets

Fixed Assets consist of the following at December 31, 2008:

Automobiles	$ 86,856
Leasehold improvements	62,838
Computer hardware	60,838
Furniture	5,634
Equipment	4,505
Total cost	220,671
Less accumulated depreciation and amortization	76,396
Total cost, net of accumulated depreciation and amortization	$ 144,275

5. Income Taxes

At December 31, 2008, the Company recorded a deferred tax asset of $38,136, which results from the difference between the book and tax basis of depreciable fixed assets, accrued rent, and startup costs which are amortized for tax purposes. At December 31, 2008, the Company did not have a valuation allowance for the deferred tax assets as it will, more likely than not, be fully realized.

6. Commitments and Contingencies

The Company subleases office space under an operating lease with its Parent which commenced on October 15, 2005 and will expire on May 15, 2011. The sublease obligates the Company to pay the Parent 6.58% of the total rental expense and utilities.

As of December 31, 2008, the minimum annual rental commitments, subject to escalation based on increases in certain costs incurred by the lessor, are as follows:

Year Ending December 31	
2009	$ 149,393
2010	149,393
2011	56,023
Total minimum future rental payments	$ 354,809

Lehman Litigation Matter

The Company was added as a defendant in an amended complaint filed on October 27, 2008 in a purported class action pending in the U.S. District Court for the Southern District of New York brought on behalf of purchasers of various Lehman Brothers Holdings Inc. ("Lehman") debt and equity securities. The complaint alleges that the Company underwrote and sold $25 million of Lehman 6.875% Notes in an April 2008 offering.

The defendants in the action include certain of Lehman's officers and directors, and numerous underwriters who participated in one or many of multiple debt and equity security offerings by Lehman Brothers during the purported class period. The complaint alleges violations of Section 11 and Section 12(a)(2) of the Securities Act of 1933 against all defendants, including the Company. The complaint also alleges that other defendants violated other provisions of the Securities Act of 1933 and the Exchange of 1934. The complaint seeks, among other things, unspecified compensatory and/or rescission damages.

On January 9, 2009, the Court consolidated the action in which the Company was named as a defendant with other actions relating to the sale of Lehman securities. An amended complaint in the consolidated action was filed on February 23, 2009. Discovery has not commenced in the action. Given the nature and preliminary status of this claim, the Company cannot yet determine the amount of potential loss in this matter, if any.

7. Benefit Plans

The Company instituted a defined contribution 401(k) plan in 2004. Eligible employees electing to enroll in this plan may receive an employer match of 100% up to 10% of the employees' salary or a maximum of $15,500.

The Company sponsors a noncontributory defined benefit pension plan for all employees (the "General Plan"). The General Plan is administered and funded by the Parent.

The Company also provided certain members of management with a noncontributory defined benefit pension plan (the "Plan"). The Plan was unfunded and administrated by the Parent. Effective December 31, 2007, the Parent terminated the Plan. The Parent paid each member of the Plan his or her benefit accrued as of December 31, 2007 in the form of a lump sum on April 4, 2008.

8. Net Capital Requirements

As a registered broker-dealer and a member of the FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6⅔% of aggregate indebtedness or $100,000, whichever is greater. As of December 31, 2008, the Company had net capital of $11,941,466, which exceeded the regulatory requirement by $11,811,849.

9. Concentration of Credit Risk

The Company maintains its cash and cash equivalents with one financial institution, which at times may exceed federal insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to mergers and acquisitions and financial advisory services.

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Statement of Financial Condition

DnB NOR Markets, Inc.
December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm